July 15, 2010

BY EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Laura Hatch

Re: Annual Reports for the Putnam Funds (the “Funds”)

Dear Ms. Hatch:

This letter responds to the comments that you provided telephonically to me and my colleague Kenneth Vaughn on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Commission Staff”) on June 15, 2010 regarding the Funds’ annual reports to shareholders.

For convenience of reference, I have summarized the Commission Staff’s comment before the response by the applicable Fund(s).

1. Comment: Please confirm that the Class B returns presented in the “Your fund’s performance” section of “Interview with your fund’s portfolio manager” (management’s discussion of fund performance) reflect conversion to Class A shares.

Response: Currently, the Class B returns do not reflect conversion to Class A shares. However, we plan to begin including Class B returns that reflect conversion to Class A shares in shareholder reports issued later this year.

2. Comment: Certain statements in the section of the prospectus “Which class of shares is best for me?” do not appear correct. For example, the statement that Class A shares have lower annual expenses than Class B, C or M shares does not appear to be correct.

Response: We believe that the disclosures in the prospectus are correct. The statement that Class A shares have lower annual expenses than Class B, C or M shares refers to the annual ongoing expenses, which do not include initial or deferred sales charges, and thus the statement about Class A shares is in fact correct. The initial or deferred sales charge is listed separately in the summary of Class A, B, C and Class M shares, as it is not considered an annual expense; rather, it is a one time cost at the time of initial purchase or redemption by the shareholder.

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3. Comment: In the portfolio of investments, when a fund holds a money market fund, please add disclosure of the dividend rate being paid by the money market fund in the description.

Response Putnam agrees that including a current dividend rate would be beneficial. The funds will include the annualized 7-day yield of Putnam Money Market Liquidity Fund (or any other money market fund in which a fund invests) in the money market fund’s description in the portfolio of investments beginning with reports for the period ending 5/31/10.

4. Comment: In Putnam Small Cap Growth Fund’s 6/30/09 annual report, why are specific securities not tagged related to the disclosure that liquid assets totaling $115,491 have been designated as collateral for open options contracts?

Response: This disclosure represents the “segregation” on derivative positions required by Commission Staff pronouncements under Section 18 of the Investment Company Act of 1940, as amended, and is based on the amount of liquid assets the fund must maintain to cover the open written option position. We will revise this disclosure in future reports to clarify this point. Specific securities are tagged only in situations where there are Master Agreements in place with brokers relating to provision of collateral. At 6/30/09, the outstanding written option position for Putnam Small Cap Growth Fund was one in which UBS was the counterparty; UBS is a broker with which the Fund did not have a Master Agreement in place at the time of the transaction.

5. Comment: The amounts shown in the Forward currency contracts tables did not agree with the amounts presented in the Statement of assets and liabilities.

Response: Within each table, the Putnam funds group together contracts with the same currency and value date. The funds present the receivables and payables on open forward currency contracts in the Statement of assets and liabilities on a gross basis. The net of the totals in the tables agrees with the net payable/receivable presented in the Statement of assets and liabilities.

6. Comment: A number of funds presented a “Receivable from Manager” line item in their Statement of assets and liabilities. Please confirm that these amounts were settled soon after period end and were not loans to the advisor.

Response: These amounts represent situations where the expense waivers for a given payment period were more than the management fees charged by the advisor. The outstanding receivables are paid to the fund by Putnam Management within a month, based on the terms of the management contract, which provide for monthly payment in arrears, and thus do not represent loans to the advisor.

7. Comment: In the financial highlights for Putnam Global Telecommunications Fund (8/31/09), Putnam Small Cap Growth Fund (6/30/09), Putnam Arizona Tax Exempt Fund (5/31/09), Putnam Europe Equity Fund (6/30/09) and Putnam Global Health Care Fund

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(8/31/09), the expense ratio did not agree with the fee table presented in the fund’s next prospectus, which is based on the last fiscal period of the fund. Please explain why.

Response: During 2009, many Putnam funds had one or more changes with respect to their fund expenses, including a new management contract, changes in fee waiver levels and changes to certain expense arrangements related to investor servicing contracts and the allocation of certain fund expenses. Also, several funds experienced a significant decline in net assets. One or more of these factors led to the use of restated expenses in the prospectus fee table of the referenced funds, as disclosed in the introduction or footnotes to the table.

8. Comment: In the portfolio of investments, the disclosure of the security lending collateral groups all of the collateral investments into a single line item with a range of yields and a range of due dates. Specific securities and their respective yields and due dates should be disclosed.

Response: Though the current disclosure for the Putnam funds does state the range of yields and due dates of the securities in which the cash collateral is invested, Putnam agrees that including this information for each specific security would be a desirable enhancement and will include this additional disclosure in future shareholder reports.

9. Comment: Please disclose the risk that security lending collateral may depreciate in value.

Response: Each fund’s footnote with respect to security lending states, “The risk of borrower’s default will be borne by the fund’s agent; the fund will bear the risk of loss with respect to the investment of the cash collateral”. We believe this clearly discloses each fund’s risk with respect to the investment of security lending collateral.

10. Comment: Confirm that when any of the Putnam Funds have a return of capital distribution, they comply with the shareholder notice requirements of Rule 19a-1 under the Investment Company Act of 1940, as amended.

Response: We confirm that the funds comply with the shareholder notice requirements of Rule 19a-1 under the Investment Company Act of 1940, as amended.

11. Comment: The Putnam Global Health Care Fund prospectus dated 12/30/09 states that at least 40% of net assets (or, if less, the percentage of net assets that is 10% less than the percentage of the fund’s benchmark represented by foreign companies, as determined by the provider of the benchmark) are invested outside the U.S., but page 4 of the 8/31/09 annual report contains a global composition chart that discloses 78% invested in the U.S. Also, Global Income Trust’s 10/31/09 annual report discloses that 86% of that fund’s assets were invested in the U.S. Please explain why the funds are invested so much in U.S.

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Response: Regarding Putnam Global Health Care Fund, the prospectus in effect as of the date of the annual report did not specify a minimum investment in foreign companies. The current prospectus, which includes the 40% minimum stated above, discloses multiple factors that may be used to determine whether a company is a foreign company. Considerations include where a stock trades, where a company is headquartered or organized, where a company derives the majority of its revenue and where the exposure for economic risks are located. In contrast, the global composition chart on page 4 of the annual report was prepared using solely company domicile, which is only one of the factors considered within the prospectus provisions, and thus can result in percentages that are outside of the allocation of portfolio holdings described in the prospectus.

Regarding Putnam Global Income Trust, the prospectus does not currently specify a minimum percentage of the portfolio that must be invested in foreign securities. In the section “What are the fund’s main investment strategies and related risks,” the prospectus states, “… we pursue the fund’s goal by investing mainly in bonds that are securitized debt instruments and other obligations of companies and governments worldwide. The fund may, from time to time, have significant exposure to U.S. investments.” The 86% of investments in the U.S. as stated on page 36 of the 10/31/09 annual report for Putnam Global Income Trust pertains only to conventional securities, and not to currency contracts and other derivatives that may serve to create foreign currency exposure. As can be seen on page 2 of the same report, when summarizing the fund’s currency exposure (including exposure gained through currency contracts and other derivatives), less than 40% of the fund is exposed to the U.S. dollar. As separately discussed with the Staff of the Commission in connection with the Staff’s review of the fund’s most recent post-effective amendment, the next prospectus for this fund will specify a minimum percentage of the portfolio that must be invested in foreign securities, similar to the disclosure of Putnam Global Health Care Fund.

12. Comment: In a number of Putnam Funds’ annual reports, there is a line item in the Statement of assets and liabilities related to the receivable purchase agreement concerning derivative contracts with Lehman. What is the status of these receivable purchase agreements?

Response: In May 2010, all of the open payables by Funds to Lehman Brothers Special Financing Inc. (LBSF) and each of the receivable purchase agreements between Putnam Funds were settled in complete satisfaction of each fund’s obligations under the terminated contracts with LBSF and the receivable purchase agreements, respectively. Footnote disclosure with respect to these recent changes has been updated, beginning effective with the 4/30/10 shareholder reports.

13. Comment: The 10/31/09 annual report of the Putnam Absolute Return Funds discloses, offering costs that are payable to the advisor. Please confirm that these amounts were settled soon after period end and were not loans from the advisor.

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Response: The outstanding payables related to the offering costs were paid in December 2009 by each of the Putnam Absolute Return Funds and did not constitute loans from the advisor.

14. Comment: A number of Putnam Funds’ shareholder reports contain line items in the Statement of operations related to trading error reimbursements. Are these related to a large number of trading errors and do they indicate a control issue?

Response: During calendar 2009, the Putnam funds experienced 8 trading errors requiring reimbursement from Putnam. This is a relatively small number of errors considering the trading that occurs on a daily basis. We do not believe that these errors indicate there are any control issues relating to trading for the funds.

15. Comment: In the financial highlights, dollar rolls are excluded from the calculation of portfolio turnover. Please explain why.

Response: In consultation with the funds’ independent registered public accounting firms and consistent with the 1994 Investment Company Institute white paper on mortgage dollar rolls, dollar rolls have been excluded from the calculation and tickmarked as such in the financial highlights due to the potential high volume and unique character of the transactions, which could lead to a misleading turnover disclosure

I believe that this letter addresses the Commission Staff’s comments. Please also find attached as Appendix A certain representations by an officer of the Funds. Should you have any further questions, please do not hesitate to call me at (617) 760-5027. Thank you for your assistance.

Very truly yours,

/s/Kevin Blatchford

Kevin Blatchford
Senior Vice President

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Appendix A

Re: Annual Reports to Shareholders of The Putnam Funds (the “Funds”)

Reference is made to the Annual Reports to Shareholders and to the attached letter from an officer of Putnam Investments. As requested, we acknowledge the following: (i) the comments of the Commission’s Staff with respect to the filing, and this response, do not foreclose the Commission or its Staff from taking any action with respect to the filing; (ii) should the Commission or its Staff not take any action with respect to the filing, it does not relieve a Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) should the Commission or its Staff not take any action with respect to the filing, the Fund may not assert this as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

Very truly yours,

/s/ Robert R. Leveille

Robert R. Leveille
Vice President and Chief Compliance Officer
The Putnam Funds

July 15, 2010